Phone:	(212) 885-5479

Fax:	(212) 885-5001

Email:	mbreitman@blankrome.com

May 26, 2006

BY FACSIMILE AND EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp.
Amendments No. 4 and 5 to Registration Statement on Form S-1
Filed on April 24, 2006 and May 12, 2006
File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (“Company”), we further respond as follows to the Staff’s comments received on May 12, 2006 relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations . . . (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation are likely to arise or to become known to the

Mr. John Reynolds

May 26, 2006

corporation within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. We may have further comment.

Section 281(b) of the Delaware General Corporation Law provides that a company must adopt a plan of distribution pursuant to which such company (i) shall pay or make reasonable provision to pay all claims and obligations “known to the corporation,” (ii) shall make such provision for all claims and obligations subject to any pending action, suit or proceeding and (iii) shall make such provision “as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation or that have not arisen but that, based on facts known to the corporation or successor entity (emphasis added), are likely to arise or to become known to the corporation or successor entity within 10 years after the date of dissolution.”

At the time of the Company’s dissolution, the Company would be able to make a determination, based on facts then known to it, as to what claims exist, are pending or may be potentially brought against the Company within the subsequent 10 years. However, because the Company is a blank check company, rather than an operating company, and its only operations will be to search for prospective target businesses to acquire, the only likely claims to arise would be from the Company’s vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. Furthermore, since the Company is obligated to have all vendors and service providers and prospective target businesses execute agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Fund, the Company believes the likelihood of any claims being brought against the Company that could limit the stockholders’ rights to receive their portion of the Trust Fund is remote. Nevertheless, we have expanded the disclosure in the Registration Statement, where appropriate, to clarify that the common stockholders and Class B stockholders could potentially be liable for any claims to the extent of distribution received by them in connection with a dissolution.

The Company has further revised the disclosure to indicate that the proceeds held in the Trust Fund could become subject to applicable bankruptcy law, and may be included in the Company’s bankruptcy estate and subject to the claims of third parties with priority over claims of our Class B stockholders.

Mr. John Reynolds

May 26, 2006

2.	We note the disclosure in risk factor seven that your executive officers have agreed that they will be personally liable “to ensure that the proceeds in the trust fund are not reduced by the claims, if any, of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, or by any target business, . . . provided, however, that such liability shall not extend to claims of target businesses brought under Israeli law or in Israeli courts.’ We also note your disclosure in risk factor thirty five that “none of our officers or directors has consented to service of process in the United States or to the jurisdiction of any United States Court . . . Accordingly, if a judgment is obtained against the trust fund, we may not be able to enforce our indemnity rights against our executive officers.” It appears that these individuals have only agreed to a very limited indemnification and there is absolutely no assurance that the officers will satisfy their indemnification obligations. Revise to clearly state, throughout the prospectus, all circumstances whereby these individuals will be personally liable. In addition, please clarify the indemnification against claims by a target business when the indemnification agreements specifically exempt claims of a target business brought under Israeli law or in Israeli courts. Clearly describe throughout the prospectus the potential risk that a portion of the funds held in trust could be subject to third party claims.

The Company has clarified the disclosure to indicate the circumstances in which its executive officers will be personally liable to indemnify the trust and the potential risk that a portion of the funds held in trust could be subject to third party claims.

3.	We note the disclosure throughout your registration statement that the initial per share distribution price for shareholders will be $5.05. Please clarify every time you discuss the $5.05 distribution price that the distribution received could be substantially less than $5.05 per share. Please expand to address the lack of assurance that executive officers will be able to satisfy their indemnification obligations and the potential effect of Section 281(b) of Delaware General Corporation Law.

Throughout the prospectus, the Company has clarified that the per share distribution amount could be substantially less than $5.05 per share due to claims of third parties and the potential for the Company’s officers being unable to satisfy their indemnification obligations.

4.	Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

The Company has added disclosure indicating that the Company has questioned the Company’s officers regarding their net worth and ability to indemnify for claims

Mr. John Reynolds

May 26, 2006

against the trust and reviewed their financial information. Because the Company believes that each of these individuals has a substantial net worth and there are significant limitations on their indemnification obligations, the Company believes that its officers will be able to satisfy their indemnification obligations. Notwithstanding the foregoing, we indicate in the risk factors and elsewhere in the Registration Statement that there is no assurance that the Company’s officers will be able to satisfy such obligations.

5.	We note your statement that “our certificate of incorporation as amended. provides for mandatory liquidation if we do not complete a business combination within 18 months after the completion of this offering, or within 24 months if the extension criteria described below have been satisfied. In such event, we will distribute to all of our Class B stockholders, in proportion to the number of Class B shares held by each stockholder, an aggregate sum equal to the amount in the trust fund, inclusive of any interest. Our remaining net assets, if any, will be distributed to the holders of our common stock. Holders of our common stock will not be entitled to receive any of the proceeds held in the trust fund.” Please revise to address in detail the steps the company will take to cause a corporate dissolution and liquidation. Specifically address whether a shareholder vote and approval is required under Delaware law to dissolve the corporation. We may have further comment.

In response to the Staff’s comment, please note that we will insert the following language set forth below on page 45 under the section “Business – Effecting a Business Combination – Liquidation if no business combination”, as well as under a new risk factor captioned “If we do not consummate a business combination, stockholder approval may be required for us to dissolve”:

“We currently believe that, upon expiration of the foregoing time periods, the following would occur:

•	As promptly as practicable, we will distribute the proceeds held in our trust fund, inclusive of any interest thereon, to the holders of Class B common stock and immediately thereafter, all outstanding shares of Class B common stock will automatically be cancelled and revert to the status of authorized and unissued shares of Class B common stock. We will then have only one class of common stock outstanding.

•	We will thereafter dissolve and liquidate. If it is determined at that time that stockholder approval is required to formally dissolve and liquidate, our board of directors will, consistent with its obligations described in our certificate of incorporation, convene and adopt a specific plan of dissolution, which it will then vote to recommend to our stockholders.

Mr. John Reynolds

May 26, 2006

We expect that all costs associated with the implementation and completion of our plan of dissolution and distribution will be funded by any remaining net assets following the distribution of the trust fund to our Class B stockholders, although we cannot assure you that there will be sufficient funds for such purpose. If such funds are insufficient, we anticipate either our initial securityholders will advance us the funds necessary to complete such dissolution and liquidation or we will be dissolved by court order.

In the event we seek stockholder approval for a plan of dissolution and do not obtain such approval, we will nonetheless continue to pursue stockholder approval for our dissolution. Pursuant to the terms of our certificate of incorporation, our powers and purpose following the expiration of the prescribed time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation. Consequently, holders of a majority of our outstanding common stock must approve our dissolution in order for us to liquidate and distribute any net assets remaining following the distribution of the proceeds of the trust fund to our Class B stockholders, and those remaining net assets will not be available for any other purpose.

These procedures, or a vote to reject any plan of dissolution by our stockholders, may result in substantial delays or prohibit our liquidation and the distribution to our common stockholders of any net assets remaining following the distribution of the proceeds of the trust fund to our Class B stockholders.”

We note that during our telephone call yesterday, the Staff directed us to view the disclosure contained in the filing made by HD Partners Acquisition Corporation (“HD”) regarding the specific procedures that would be followed in connection with the formal dissolution and liquidation (for instance, including the filing of a proxy statement and the technical process of mailing such proxy statement to stockholders). We respectfully believe that such disclosure is not necessary in the present case. In HD, investors needed to understand the potential delays in receiving funds from the trust account. In the Company’s offering, as described above, there will be no delays in returning the funds to the Class B stockholders. Furthermore, the remaining net assets that would be distributed to the remaining stockholders of the Company following such distribution is anticipated to be minimal. As a result, we do not believe the same importance applies to the formal procedural process of liquidation and dissolution in this case.

6.

We note your statement that “[w]e will promptly distribute only to our Class B stockholders the amount in our trust fund (initially $5.05 per share, plus the per share amount of interest earned on the trust fund), including any accrued interest, if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of

Mr. John Reynolds

May 26, 2006

intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not been consummated within such 18 month period).” Please advise us whether the company has any obligation to hold onto the money in the trust fund for a period of time to meet any obligations of the company’s creditors.

Please see the Company’s response to Comment 1.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew K. Breitman
Matthew K. Breitman